Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following transcript is from a presentation by Freescale Semiconductor, Ltd. (the “Company”) on March 3, 2015, at the Morgan Stanley Technology, Media and Telecom Conference.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP Semiconductors N.V. (“NXP”) pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 which is available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, NXP plans to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of the Company and a prospectus of NXP. The Company will mail the prospectus/proxy statement to its shareholders. INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014. Information regarding NXP’s directors and executive officers is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint prospectus/proxy statement when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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03-Mar-2015

Freescale Semiconductor Ltd. (FSL)

Morgan Stanley Technology Media & Telecom Conference

Total Pages: 10
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Freescale Semiconductor Ltd. (FSL)
Morgan Stanley Technology Media & Telecom Conference	03-Mar-2015

CORPORATE PARTICIPANTS

Gregg A. Lowe

President, Chief Executive Officer & Director

Daniel Durn

Chief Financial Officer & Senior Vice President

OTHER PARTICIPANTS

Craig M. Hettenbach

Morgan Stanley & Co. LLC

MANAGEMENT DISCUSSION SECTION

Craig M. Hettenbach

Morgan Stanley & Co. LLC

Great. Good afternoon, everyone. Thanks for attending the Freescale fireside chat. I’m Craig Hettenbach, the Semiconductor analyst here at Morgan Stanley. Very pleased to have with us CEO, Gregg Lowe; and CFO, Dan Durn with us.

I wanted to just kick off with the news this week. If you can just briefly kind of discuss just your vision or the strategy behind the deal before we kind of get into some of the core Freescale.

Gregg A. Lowe

President, Chief Executive Officer & Director

Yeah, so obviously earlier this week – yesterday, I guess, yesterday we announced.

Craig M. Hettenbach

Morgan Stanley & Co. LLC

It’s a blur for all of us.

Gregg A. Lowe

President, Chief Executive Officer & Director

It’s been a whirlwind week, so – we announced the merger between NXP and Freescale. This is going to create the world’s fourth largest non-memory semiconductor company, and one of the fastest-growing of the top five.

You know, this is a combination that’s very unique. It combines two companies who have a similar TAM, but very dissimilar SAM. In other words, the products that they were developing have very limited amount of overlap with the products that we’ve developed – that we’ve developed over time. And so, it’s really a great case of being able to take products, cross-sell, sell more solutions, and so forth.

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Freescale Semiconductor Ltd. (FSL)
Morgan Stanley Technology Media & Telecom Conference	03-Mar-2015

It also creates the world’s largest automotive semiconductor company, and that position is a really meaningful one to our customers in this space. We’ve had a long heritage, both of us, of doing business with automotive. We’re sort of in this next wave of electronic content, you know, growth in automotive. It’s a tremendous opportunity for us now as a larger, combined entity to gain share. I think it’s a really great opportunity.

So, we announced that transaction. It’s anticipated to close by the end of 2015, and between now and then, we’re focused on continuing to drive Freescale as a standalone entity while at the same time getting the integration teams in place to be ready to hit the ground running when the close happens.

QUESTION AND ANSWER SECTION

Craig M. Hettenbach	Q
Morgan Stanley & Co. LLC

Excellent. And I’m sure we’ll open up to questions later for investors if they have questions on the deal, but I want to spend some time on Freescale. And really, when I think of Freescale, it’s a company with tremendous heritage, yet a lot of change in the business in recent years and change in management, including yourself coming on board. So, can you touch on just some of the cultural changes that are at hand that you’ve helped instill in the company, and what the implications are both from kind of a growth and margin standpoint?

Gregg A. Lowe	A
President, Chief Executive Officer & Director

Well, it’s really interesting to me. So, you come into a company like Freescale, and you kind of expect to see – and I did see – some of the cultural items associated with technology-based company; engineering orientation, innovation kind of at the core of everything we do, and how do we deliver products that are more interesting for customers and our market and so forth.

And so that’s sort of the norm, and you would anticipate to see that in a company like this. The thing that I think was missing was engagement, and engagement of the management with the employee base. And so, right off the bat, we began a process of getting leadership in place that was going to engage the employees. And what that meant was getting out of their chairs, getting out of their offices, going out into the workforce and finding out what’s inhibiting our folks from getting things done, and then realizing that it’s management’s job to get those things out of the way so the employees could get some things – could accomplish what we knew they could.

I had a really interesting experience just last week within our ATMC fab, which is one of our fabs in Austin, Texas, and we were doing a – kind of a review of one of the programs that we have inside the fab. And I’m bunny-suited up and we’re walking through the fab, and there was a part of the fab that had a small conference room, and I had never seen a conference room in a fab before. And so – now, it’s relatively small, but I said, what’s this? And our fab manager said, well, what we use – every day, we have a meeting to talk about the problems in the fab; what are the issues, what are the hot things, what do we need to do, et cetera. And of course, we’re talking with the cell leads and the various different – you know, the photolithography lead or the person in-charge of doing this and so forth, and we’ve had that meeting in the conference room in the executive area of the fab. And so, what we were asking our employees to do was leave the fab, ungown, come up to a conference room, and talk about the problems that were in the fab. He said, so we don’t do that anymore. What we do is we, as a leadership team, gown up, we come into the fab, the cell leads come over, they talk about what the issues are, and when they say, you know, I got a problem with being able to sort the wafers because this one machine isn’t working quite properly, we

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Freescale Semiconductor Ltd. (FSL)
Morgan Stanley Technology Media & Telecom Conference	03-Mar-2015

all walk over to the machine. Or when they say, you know, the inspection operation, we think we can take three steps out of the inspection operation because of this problem or that problem. The team can go take a quick look at that and enable that to happen.

And it’s one small example, but it’s really I think not changing the culture of the company so much as unleashing what’s already there. And I’ll tell you what I think we’ve been able to do over the past couple of years is get a lot more of our employee population engaged in what they’re doing and realizing that – and giving us discretionary effort. And when you get 16,500 people doing a little bit more because they understand that what they do can make a big difference, that adds up over time.

I’ll just give you one last anecdote. And – one of our board members told me after, I don’t know, nine months or a year into the shop, he was walking around the facility, and he said – this was right before a board meeting – and he said, you know, it’s amazing how much this culture has changed in such a short amount of time. I said, the culture hasn’t changed at all; we’ve just simply unleashed it. So I think from a cultural standpoint, it’s a great company. It’s a company with people that really care about what they’re doing, and I think we’ve got an attitude of kind of unleashing them.

Craig M. Hettenbach	Q
Morgan Stanley & Co. LLC

Got it. In terms of unleashing that culture, you’ve also unleashed some [ph] earnings (07:53) revenue growth now, and understanding there’s some, you know, it’s long cycle nature products, right, so what you’re seeing today is the work that’s been done in the last couple years. But can you give the investors just a sense in terms of inflection points you’ve seen in your markets, starting with microcontrollers?

Gregg A. Lowe	A
President, Chief Executive Officer & Director

Yeah, the microcontroller market, our team has done a – really a fabulous job. And one of the key things I think we did early on was separate our general purpose microcontroller from our automotive microcontroller business. It was a sort of a subdivision of automotive, which sounded good theoretically, but what it was doing, it was tying the development times and the process technologies and things like that to an automotive cycle, which is a, you know, five years from begin developing a part to revenue, and the general purpose business is much shorter cycle times.

So, we split those two apart, and that enabled that team to very quickly and rapidly develop a product portfolio around our 32-bit ARM, the ARM architecture, and come out with a family of Kinetis controllers that have a incredible amount of scalability while at the same time have pretty significant power advantages over our competitors.

And I think that hit the ground just as the market for 32-bit was taking off, and so we’ve been able to gain quite a bit of market share over the last two years. I believe in 2013, that business grew around 18% year-on-year. It grew double-digit percentage, I think 15% year-on-year this past year. And so – and one of the things that I really like about the general purpose microcontroller business is it’s also our most fragmented business. The number one customer is about 4% of the revenue, the top 25 customers drive – excuse me, the top 20 customers drive approximately 25% of the revenue, and customer number 21 rounds down to 0% of the revenue, so it’s less than half a percent of revenue. And so, you’ve got 75% of your revenue just fragmented all over the place.

This is a great thing. You know, in the era of connected devices and more intelligent devices and so forth, a great portfolio of low-power, scalable, 32-bit microcontrollers is just a great thing to have.

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Freescale Semiconductor Ltd. (FSL)
Morgan Stanley Technology Media & Telecom Conference	03-Mar-2015

Craig M. Hettenbach	Q
Morgan Stanley & Co. LLC

Got it. And on the automotive side, you’ve also gained some share in that market. I know you’ve been talking about Japan for some time, and again, the nature of the market, it takes time to see that, but you’ve talked about 22% year-over-year growth in the Japanese market, yet you’re still at a low percentage market share. So, can you frame kind of the mid- to longer-term upside in that geo, and any other segments of autos that we should be mindful of?

Gregg A. Lowe	A
President, Chief Executive Officer & Director

Yeah, Japan is a great opportunity for us. And just to put things in context, so pre this merger that we’re talking about, Freescale as a standalone entity is the number two supplier of microcontrollers to the automotive market. But if you exclude Japan as a source of TAM, we’re number one. And so, we’ve got a very strong position everywhere except Japan.

And that’s primarily because of historical reasons, and there were a number of different suppliers, although suppliers have consolidated. And the Freescale team back in 2009, 2010 put some effort around trying to engage with the Japanese market, establish some design win activity and so forth, and that activity was significantly amplified from a demand from the automakers in Japan post the very unfortunate tsunami in 2011 when the Japanese car manufacturers and the whole industry over there decided the reliance on a single supplier was a threat to their supply chain continuity.

So that was amplified in the 2011 timeframe. The team did a great job with getting some design wins. Our growth last year to the car makers, if you will, in Japan on a year-on-year basis was about 22%, which is, you know, great, but it’s off a small base. So we still have kind of a low-single digit market share for controllers in the Japanese automotive market. We continue working very hard with all of the supplier – all the customers over there and the OEMs. We’ve got a tremendous amount of design win activity that’s happened over the last couple years, and a continued growth prospect.

I don’t anticipate that we’ll ever be the number one supplier of controllers in Japan, but I think a goal of getting from kind of low-single digit to maybe 20%, something like that, I think is a very reasonable task. It’s going to take a long time, but we’re investing in the relationships, we’ve got a bunch of design wins happening, and we’re very excited about that opportunity.

Craig M. Hettenbach	Q
Morgan Stanley & Co. LLC

Got it. Can we touch on just the apps processors in autos? Certainly, you run into different sets of competitors than the traditional microcontroller company, so just kind of what the landscape is, and what type of growth opportunities you see in that piece of the business?

Gregg A. Lowe	A
President, Chief Executive Officer & Director

You know, the apps processors is also a great business for us. It’s been growing very, very rapidly, primarily based on the i.MX6 platform. That – design wins that happened years ago are ramping into production right now, and we see continued ramp. Certainly, we’re seeing that right now in the quarter, but we’re seeing continued ramp of the i.MX6 platform.

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Freescale Semiconductor Ltd. (FSL)
Morgan Stanley Technology Media & Telecom Conference	03-Mar-2015

We’ve got two other platforms in development; an i.MX7, which is kind of a lower-end version, i.MX8, which is higher-end version. But our apps processors are really built for the automotive-type market, which means you have – obviously, graphics capability is a really important thing, but power dissipation is also a very important thing. And so, if you look at the performance – power performance specs that we have for our various different product lines, we feel pretty good about that. We don’t intend to take these things to the ultra high-end, whether it gaming platforms or tablets and things like that. We’re kind of staying – sticking to our knitting with auto infotainment systems. But I think the design win momentum is – continues to be pretty strong in that business.

Craig M. Hettenbach	Q
Morgan Stanley & Co. LLC

Got it. I want to move over to the topic of IoT, which I’m sure you get a lot of questions about. Can you help us separate just kind of the hype around that market versus the reality, and what the customers are looking for, the pieces of the technology that you have, and how you’re looking to attack IoT?

Gregg A. Lowe	A
President, Chief Executive Officer & Director

Well, in some respects, the reality is that the hype is right. And what I mean by that is a lot more of the things that we’re carrying around are being connected or are connected and are providing data and services and so forth. And moreover, more of the things that you wouldn’t normally think need to be connected or should be connected are being connected. So, process automation machines, motors in factory automation machine products, analyzing, sensing, taking data, sending data back, giving manufacturing operations a sense of when maybe this motor is going to break or going to stop working. And so, schedule preventative maintenance on the night shift this night because within two weeks, this motor is going to stop working.

So, I actually see this as actually happening right now. I think the unfortunate part of it is people are just attaching IoT to anything that moves, and that’s not exactly right. But more things being connected, and that data being used to – and manipulated – to provide a service to somebody is actually happening.

We’re also seeing that happen in the car. More and more, you’re seeing cars getting connected and providing services and data and so forth. Probably the earliest instantiation of that was something like OnStar. When the airbag deployed, it sent back a signal that said there’s a problem. It would call your car, and if you didn’t answer, it would deploy a 911 call. You’re seeing more of that now with vehicle-to-vehicle communications. There’s a lot of buzz around autonomous driving, and I’m not so sure autonomous driving is going to be a very prevalent thing probably in our lifetime. But the technology that enables autonomous driving is also enabling vehicle-to-vehicle communication and possibly something that I think will be kind of the next revolution in the auto industry, and that is the creation of cars that can’t get into accidents.

And if you think about that for a second, radar systems, vision systems, vehicle-to-vehicle communication, you could really enable a situation where unless you really tried hard, your car is not going to get into an accident. And there’s a huge return on investment for that. There’s hundreds of billions of dollars a year spent on insurance and hospitals and lives and so forth, and I think I’m excited about that. So, the autonomous car is a cool thing, a car that can’t get into an accident, that’s something I’m going to buy.

Craig M. Hettenbach	Q
Morgan Stanley & Co. LLC

Got you. And on the broad theme of IoT, should we be mindful of any industry alliances? Like, what do you see as kind of some of the catalysts to drive growth forward, and are there impediments to growth that, you know, obstacles kind of in our way?

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Freescale Semiconductor Ltd. (FSL)
Morgan Stanley Technology Media & Telecom Conference	03-Mar-2015

Gregg A. Lowe	A
President, Chief Executive Officer & Director

Yeah, there’s likely in any kind of thing where a variety of different things are trying to connect to a common core, there’s going to be alliances. We’re involved in a number of them. Thread is the one that comes to mind where we’re working with Nest and a variety of other companies. And these are – these alliances are growing, they’re growing rapidly; we’re right in the middle of it and I can’t tell you exactly where it all ends up. But I think having kind of a common platform that everybody is driving around, having that platform being a secure platform I think will be a good thing that will help enable growth in this market.

Craig M. Hettenbach	Q
Morgan Stanley & Co. LLC

Got it. Okay, I want to bring Dan into the conversation here as well. A recent hire to the company, and I know one of your main objectives has been on the margin side. Now, that said, some of the things that we see not just from Freescale but from other companies, it’s tough to get a sense in terms of efficiencies in granular, so can you give us a feel in terms of what – again, with maybe a little more detail, some of the objectives you had and the opportunities you see that drive margins forward?

Daniel Durn	A
Chief Financial Officer & Senior Vice President

Sure. Let’s break it down into gross margin, and then follow with operating margin. So, from a gross margin standpoint, this is a good story at the company; eight consecutive quarters of sequential improvement in gross margins. Over that time, roughly just under 700 basis points of gross margin improvement. So, it’s a good story.

As we think about the long-term targets of this company, we see low- to mid-50%s. And given where we sit today, roughly in the 47% gross margin category, we’ve set an interim target for ourselves to get to 50%. And then we’ll talk about what the trajectory looks like from 50% to the long-term target of low- to mid-50%s. And the things that take us from 47% to 50% are the same things that produced 700 basis points of gross margin improvement over the last eight quarters.

So it’s things like operational efficiencies; how we introduce products into the factory, what the insertion yield is, how quickly we get from insertion yield to entitlement yields, things like outputs per tester per week. It’s efficiency metrics on how we’re operating our equipment, understanding what best-in-class is, where we stack up relative to best-in-class, the difference defined to a set of actions, and then you drive ownership and accountability and you deliver results.

So operating efficiencies, how we drive order into our supply chain through our procurement team, and then of course, there’s always revenue and utilization, which is becoming less and less of a lever over time, given the utilization that we are achieving in our factories.

From a 50% to low- to mid- 50%s, you think about the product portfolio, new products that will be introduced into the factories from 2017 and beyond. The gross margin profile of those products for each of our respective businesses is significantly north of where the gross margin sit today. And so, we feel very good about those new products that are going to be entering production within the next few years to give us that tailwind and uplift that gets us to the long-term margin target.

From an operating margin standpoint, in the last two quarters, we drove about $95 million on a run rate basis of efficiency into our OpEx. It creates a new spend level for the company, and as we think about it on a go-forward basis, we want to be roughly at that level from a dollar spend standpoint; maybe up modestly. But as the company

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Freescale Semiconductor Ltd. (FSL)
Morgan Stanley Technology Media & Telecom Conference	03-Mar-2015

grows, use that as an opportunity to drive operating leverage into the business. And the way to think about that over the next two years, there’s about 50 basis points of operating efficiency each year for the next two years, and then we’ll figure out what that OpEx journey looks like from that point on.

Craig M. Hettenbach	Q
Morgan Stanley & Co. LLC

Excellent, thanks for that. I have small questions, but I do want to give the audience a chance to ask questions, if you have it. If you do, you can just raise your hand, and we’ll bring a mic around.

Q

Just want to hear your thoughts about like the – what you see is going to be the power of like the NXP-Freescale auto operate, and – I mean, compared to like your competitors, especially like Infineon?

Gregg A. Lowe	A
President, Chief Executive Officer & Director

I actually couldn’t hear it.

Craig M. Hettenbach	Q
Morgan Stanley & Co. LLC

So, the question was the combination of NXP and Freescale together in automotive, and what that does on a competitive standpoint versus someone like an Infineon?

Gregg A. Lowe	A
President, Chief Executive Officer & Director

Okay. Sorry, it was echoing a little bit where I’m standing right here. Well, first off, the combination creates the world’s largest automotive semiconductor company. Freescale has had historic strength in engine – well, powertrain and chassis and anti-lock brake systems, radar systems, things like this. NXP has had strength in radios, as an example. So, I think it gives us an opportunity to have some scale. I think it also gives us an opportunity to kind of amplify the fact that we can be a – just a superb alternative in Japan in terms of a supplier that has a significant exposure to the auto market, a supplier that has a long history inside of the automotive market with 40 years of history, that has the quality and the quality systems in place. So, I think it really gives us a great capability.

The last thing I would say is that the combined outfit on day one is going to be – have a leverage ratio of 3X, and within six quarters, will have a leverage ratio of 2X. So it also, from an automotive standpoint, gives them a supplier that has just a significantly improved balance sheet.

Q

Highlight opportunities outside of autos, you have general MCUs as well as networking and all the other stuff? Highlight...

Craig M. Hettenbach	Q
Morgan Stanley & Co. LLC

Yeah, so the question is opportunities outside of autos, particularly in the general-purpose MCU business?

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Freescale Semiconductor Ltd. (FSL)
Morgan Stanley Technology Media & Telecom Conference	03-Mar-2015

Gregg A. Lowe	A
President, Chief Executive Officer & Director

Yeah, and he’s going to translate everything, because I’m in an echo zone here that I can’t hear anything. You mean as a part – as it relates to the two, you know, combination? Probably the best example is our general- purpose microcontroller business. Highly fragmented business, winning in lots of different applications, a lot of them connected devices or IoT or whatever you want to call it, and just a great story. And on the flip side of it, NXP comes with not even arguably the brand franchise in security and identification. And security as it relates to connected devices, you know, in a few years, we’re going to have 50 billion things that are connected to the Internet or connected to your home or somehow might be connected to your bank account, and nobody wants to have some wearable that they have get hacked and somehow it gets access to something inside some privacy thing that you want protected.

So, I think there’s a really great opportunity for the combined entity to really stake out a position of saying, you know, when it comes to embedded control, this is the secure answer. And it’s going to be hard for anybody else to create that kind of franchise.

NXP, it took them well over half a decade to develop the position that they have in security and identification; probably more like a decade. That’s the same thing with Freescale on controllers, so you have this kind of inherent barrier to entry. And now, day one post close, you’re going to have a company that has both of these things. And so, we believe we can hit the ground running and really stake out that ground of being kind of the secure embedded controller company.

Craig M. Hettenbach	Q
Morgan Stanley & Co. LLC

Got it.

Q

Hi. Can you talk through the pro forma capital structure? And then also, I know that as part of that, you were going to issue potentially $1 billion of new debt. I’m wondering, you still have some 10.75% outstanding, do you use that as an opportunity to refinance those, or?

Daniel Durn	A
Chief Financial Officer & Senior Vice President

Yeah, so the way to think about it is what we’re going to do on a standalone basis in the deal pendency period, and the 10.75%s throughout the course of this year we will continue with the plans that we already articulated on those notes. We’re not going to wait around. We’re going to continue to run the company on a standalone basis. As part of the pro forma capital structure, there is committed financing in place to take out the debt of this company. I think the going-in assumption is is the bank loans will get refinanced, and likely the bonds will stay outstanding, although time will tell. And like Gregg said, on close, you’ll have a 3X levered company, very quickly getting to a 2X leverage position, which is NXP’s stated capital structure on a standalone basis. They’re going to maintain that as a part of the pro forma company.

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Freescale Semiconductor Ltd. (FSL)
Morgan Stanley Technology Media & Telecom Conference	03-Mar-2015

Craig M. Hettenbach

Morgan Stanley & Co. LLC

Okay. I think with that, we’re coming down on time. So very much, Gregg and Dan, appreciate your time and being with us today.

Gregg A. Lowe

President, Chief Executive Officer & Director

Thank you, and thank you for your interest in Freescale.

Daniel Durn

Chief Financial Officer & Senior Vice President

Thanks, guys.

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